UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission file number: 001-14460
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Agrium U.S. Retail 401(k) Savings Plan
7251 W. 4th Street
Greeley, CO 80634
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Agrium Inc.
13131 Lake Fraser Drive Southeast
Calgary, Alberta
Canada T2J 7E8

AGRIUM U.S.
RETAIL 401(K) SAVINGS PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
December 31, 2008 and 2007
(With Reports of Independent Registered Public Accounting Firms Thereon)

AGRIUM U.S.
RETAIL 401(K) SAVINGS PLAN
December 31, 2008 and 2007
TABLE OF CONTENTS

Page

Reports of Independent Registered Public Accounting Firms	1-2

Statements of Net Assets Available for Plan Benefits — December 31, 2008 and 2007	3

Statement of Changes in Net Assets Available for Plan Benefits — Year ended December 31, 2008	4

Notes to the Financial Statements	5

Supplemental Schedule

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2008	12

Report of Independent Registered Public Accounting Firm
Agrium Pension Committee
Agrium Inc.:
We have audited the accompanying statement of net assets available for plan benefits of the Agrium U.S. Retail 401(k) Savings Plan (the Plan) as of December 31, 2008, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for plan benefits of the Agrium U.S. Retail 401(k) Savings Plan as of December 31, 2008, and the changes in net assets available for plan benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2008 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/  Eide Bailly LLP
Greenwood Village, Colorado
June 25, 2009

Report of Independent Registered Public Accounting Firm
Agrium Pension Committee
Agrium Inc.:
We have audited the accompanying statement of net assets available for plan benefits of the Agrium U.S. Retail 401(k) Savings Plan (the “Plan”) as of December 31, 2007. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly in all material respects, the net assets available for plan benefits of the Agrium U.S. Retail 401(k) Savings Plan as of December 31, 2007, in conformity with accounting principles generally accepted in the United States.
/s/  Gordon, Hughes & Banks, LLP
Greenwood Village, Colorado
June 20, 2008

AGRIUM U.S.
RETAIL 401(K) SAVINGS PLAN
Statements of Net Assets Available For Plan Benefits
as of December 31
(U.S. dollars)

	2008	2007
Assets
Investments, at fair value (note 5):
Mutual funds	$93,449,231	$148,706,357
Collective trust	42,772,292	39,294,377
Agrium Inc. common stock	22,582,087	35,617,081
Participant loans	5,108,895	5,026,089

Total investments	163,912,505	228,643,904

Receivables:
Participant contributions	415,564	348,561
Employer contributions	5,922,781	5,008,422
Affiliated plan transfer (note 1)	138,416,404	—

Total receivables	144,754,749	5,356,983

Total assets	308,667,254	234,000,887

Liabilities
Operating payables	44,391	27,258

Total liabilities	44,391	27,258

Net assets reflecting all investments at fair value	308,622,863	233,973,629
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 2)	1,783,440	2,157,891

Net assets available for plan benefits	$306,839,423	$231,815,738

See accompanying notes to financial statements

AGRIUM U.S.
RETAIL 401(K) SAVINGS PLAN
Statement of Changes In Net Assets Available For Plan Benefits
Year Ended December 31
(U.S. dollars)

2008
Additions and transfers
Additions to net assets attributed to:
Interest and dividends	$3,401,787

3,401,787

Contributions and affiliated plan transfer:
Participants	11,749,107
Employer	11,446,035

Total contributions	23,195,142
Transfer from affiliated plan merger (note 1)	138,416,404

Total additions and transfers	165,013,333

Deductions and transfers
Deductions and transfers attributed to:
Net realized and unrealized depreciation in fair value of investments	72,546,594
Distributions paid to participants	17,423,076
Transfers to other affiliated plans	2,845
Administrative expenses	17,133

Total deductions and transfers	89,989,648

Net increase	75,023,685

Net assets available for plan benefits:
Beginning of year	231,815,738

End of year	$306,839,423

See accompanying notes to financial statements

AGRIUM U.S.
RETAIL 401(K) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2008 and 2007
(U.S. dollars)
1.	PLAN DESCRIPTION

The following description of the Agrium U.S. Retail 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan sponsor, Western Farm Service, Inc. (the Company) is an indirect subsidiary of Agrium U.S. Inc., a subsidiary of Agrium Inc. (Agrium).

The Plan is a defined contribution plan established for the benefit of eligible employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On May 5, 2008, Agrium acquired 100% of the outstanding shares of UAP Holding Corp (UAP), a major North American distributor of crop inputs. UAP maintained the United Agri Products, Inc. Retirement Savings Plan (the UAP Plan) for the benefit of eligible U.S. employees. Effective December 31, 2008, the UAP Plan was merged into the Agrium U.S. Retail 401(k) Savings Plan and the UAP Plan assets were transferred to the Plan on January 2, 2009. The transfer has been recorded as a receivable in the Plan financial statements as of December 31, 2008.
(a)	Participant Eligibility, Plan Entry, and Contributions

Under the Plan, all full-time employees are eligible to immediately participate in the Plan and may do so as soon as practical upon date of hire or status change. All employees not designated as full-time require 1,000 hours of service for participation and may enter the Plan on the entry date coincident with or next following completion of 1,000 hours of service. The Plan is administered by a committee of three or more persons appointed by the Company’s board of directors (the Plan Committee).

For years prior to 2005, participants could elect to contribute up to 16% of their annual compensation, subject to the limits established by Internal Revenue Service (IRS) guidelines. Participants could also contribute amounts representing distributions from other qualified defined benefit or contribution plans. All eligible participants received a basic Company contribution equal to two percent of their total compensation, as defined in the Plan document, subject to IRS limits, without regard to any participant election to contribute to the Plan. In addition, the Company made a matching contribution in an amount equal to 100% of the first two percent of the participants’ elective compensation contributions. The Plan also provided that the Company, at its discretion, could make additional contributions, which, if made, were allocated among all active participants based upon each participant’s contributions for the year.

Effective January 1, 2005, the Plan was amended whereby the basic 2% Company contribution was eliminated and the Company matching contribution was increased from the first 2% to the first 4% of the participants’ elective compensation contributions. In addition, participants can elect to contribute up to 30% of their annual compensation, subject to annual Internal Revenue Code (IRC) limitations: greater than 50 years of age is $20,500; less than 50 years of age is $15,500 for 2008. The vesting schedule was also revised whereby Company matching contributions (and associated earnings) made after 2004 are now 100% vested without regard to participants’ years of service. However, discretionary Company contributions and associated earnings continue to be vested at 50% for participants with less than three years of service. See the following note (b) on vesting.

AGRIUM U.S.
RETAIL 401(K) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2008 and 2007
(U.S. dollars)
(b)	Vesting

Participant contributions to the Plan and earnings thereon are fully vested at all times. Company contributions and earnings thereon made to the Plan before 2005 and all discretionary additional Company contributions and earnings thereon vest to the participants based upon their years of service as follows:

Years of Service	Vesting Percentage

Less than 3	50%
3 or more	100%
Participants are 100% vested upon reaching age 65, death, or upon plan termination, regardless of the participant’s years of service. Terminated participants forfeit nonvested amounts. Forfeitures are accumulated during the Plan year and are used to reduce Company contributions or pay Plan administrative expenses. For 2008, forfeitures applied to contributions totaled $104,519. The balance of forfeited nonvested accounts was not material at December 31, 2008 or 2007.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, (b) Plan earnings and losses, and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit a participant is entitled to is the benefit that can be provided from the participant’s vested account.

(d)	Distributions

Distributions from the Plan may be made to a participant upon death, total disability, retirement, termination of employment, or financial hardship. Company contributions, if any, are subject to certain forfeiture provisions. Upon termination of employment, a participant whose vested account balance is greater than $1,000 may elect to receive a distribution of his or her account balance, leave the vested account balance in the Plan until a date not to exceed April 1 of the year following the year in which the participant reaches age 70 1/2, or request a direct rollover. A participant with a vested account balance that is $1,000 or less will be required to receive his or her account balance in cash as a lump-sum payment. For all distributions, if a lump-sum payment is elected, any portion of a participant’s account that is invested in the Agrium Inc. Common Stock Fund may be distributed in cash or in common shares of Agrium Inc., at the election of the participant.

(e)	Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in even multiples of one percent of the total participant’s contribution in any of the following investment options:

AGRIUM U.S.
RETAIL 401(K) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2008 and 2007
(U.S. dollars)
Agrium Inc. Common Stock — Funds are invested in a unitized trust that holds common stock of Agrium Inc. and cash and cash equivalents.

SEI Stable Asset GIC Fund — The fund invests primarily in a diversified portfolio of guaranteed investment contracts (GICs) issued by major life insurance companies and money center banks. The fund seeks to provide current income with the preservation of capital.

SEI Core Fixed Income Fund — The fund invests primarily in a broadly diversified portfolio of US fixed income securities issued by the US government and its agencies, along with investment grade corporate bonds and mortgage-backed securities. The fund seeks to provide a broad level of diversification and current income in U.S. fixed income securities.

SEI S&P 500 Index Fund — The fund invests primarily in common stocks that replicate the investments results of the Standard & Poor’s 500 Composite Stock Price Index.

SEI Large Cap Value Fund — The fund invests in large company stocks with a value style. The fund seeks to provide a broad level of diversification in large capitalization stocks in a risk-controlled framework, which includes stocks with value characteristics.

SEI Large Cap Growth Fund — The fund invests in large company stocks with a growth style. The fund seeks to provide a broad level of diversification in large capitalization stocks in a risk-controlled framework, which includes stocks with growth characteristics.

SEI Mid Cap Fund (Class A) — The fund invests primarily in equity securities of U.S. mid-sized companies. The fund seeks to provide long-term capital appreciation through diversification in U.S. mid capitalization stocks, which includes stocks with value characteristics.

SEI Small Cap Value Fund — The fund invests in U.S. small company stocks with a value style. The fund seeks to provide a broad level of diversification in U.S. small capitalization stocks in a risk-controlled framework, which includes stocks with value characteristics.

SEI Small Cap Growth Fund — The fund invests in U.S. small company stocks with a growth style. The fund seeks to provide a broad level of diversification in U.S. small capitalization stocks in a risk-controlled framework, which includes stocks with growth characteristics.

SEI International Portfolio Fund — The fund seeks to provide a broad level of diversification in international equity securities in a risk-controlled framework by investing in equity securities of issuers in developed non-U.S. markets.

SEI Age-Based Portfolios — These funds include 10 specific age-based investment portfolios. The age-based portfolios are comprised of underlying SEI funds. The Aggressive Strategy and Market Growth Strategy represent growth focused strategies. The Moderate Strategy, Conservative Strategy and Stable Asset Strategy represent stability focused strategies.

See note 5 for the detail of investments held by the Plan that exceeded five percent of net assets available for plan benefits as of December 31, 2008 and 2007.

AGRIUM U.S.
RETAIL 401(K) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2008 and 2007
(U.S. dollars)
(f)	Administrative Expenses

The Company paid an insignificant amount of administrative expenses on behalf of the Plan for the year ended December 31, 2008. The remaining Plan administrative expenses, including fees, incurred in 2008 were paid directly from Plan assets.

(g)	Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lessor of 50% of their account balance or $50,000, reduced by (a) the participant’s highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made and (b) the participant’s loan balance from the Plan on the day before the loan is made. Loans must be repaid within five years. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent as published in the Wall Street Journal. Principal and interest are paid through monthly payroll deductions. Loans outstanding at December 31, 2008 bear interest rates ranging from 4.25 percent to 10.50 percent.
2.	SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of Presentation

The accompanying financial statements have been prepared using the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

(c)	Distributions

Distributions are recorded when paid.

(d)	Valuation of Investments

As of December 31, 2008 and 2007, the Plan’s investments, with the exception of the SEI Stable Asset GIC Fund as described below, are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Mutual Funds are valued at quoted market prices, which represents the net asset value of shares held by the Plan at year-end.

AGRIUM U.S.
RETAIL 401(K) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2008 and 2007
(U.S. dollars)
Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investments in the SEI Stable Asset GIC Fund (Collective Trust) are stated according to the Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”), which states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the accompanying Statements of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The accompanying Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. For the year ended December 31, 2008, the average yield utilized was 6.44% and the crediting interest rate to the fund was 3.27%. For the year ended December 31, 2007, the average yield utilized was 5.84% and the crediting interest rate to the fund was 4.44%.

(e)	New Accounting Pronouncements

In September 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), which is effective for fiscal years beginning after November 15, 2007. The Plan adopted SFAS 157 effective on January 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and expands disclosures about fair value measurements. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 also establishes a fair value hierarchy which requires assets and liabilities measured at fair value to be categorized into one of three levels based on the inputs used in the valuation. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement.

The three levels are defined as follows:

Level 1 — Observable inputs based on quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 — Observable inputs based on quoted prices for similar assets and liabilities in active markets, or quoted prices for identical assets and liabilities in inactive markets.

Level 3 — Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

AGRIUM U.S.
RETAIL 401(K) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2008 and 2007
(U.S. dollars)
The Plan’s investments are categorized as Level 1, Level 2, and Level 3 as detailed in note 5 below.
3.	TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated October 28, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Continued qualification of the Plan will depend on the operation of the Plan in compliance with IRS regulations.

4.	PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants would become fully vested in their accounts. The Plan provides that upon termination of the Plan, the net assets would be allocated among its participants and beneficiaries in accordance with the provisions of the Plan.

5.	INVESTMENTS

	December 31,
	2008	2007
Investment securities representing five percent or more of net assets available for plan benefits at December 31, 2008 and 2007:
SEI Stable Asset GIC Fund	$42,772,292	$39,294,377
Agrium Inc. Common Stock	22,582,087	35,617,081
SEI Large Cap Growth Fund	16,482,485	32,154,536
SEI Market Growth Strategy Fund	15,134,607	*
SEI Core Fixed Income Fund	14,794,450	16,202,178
SEI Diversified Moderate Growth Fund	*	20,408,624
SEI S&P 500 Index Fund	*	17,749,396
SEI Mid Cap Fund	*	14,624,547
SEI International Portfolio Fund	*	13,225,234
SEI Large Cap Value Fund	*	12,479,118
SEI Small Cap Value Fund	*	11,994,568

*	Does not represent 5% of net assets available for plan benefits.

AGRIUM U.S.
RETAIL 401(K) SAVINGS PLAN
Notes to the Financial Statements
December 31, 2008 and 2007
(U.S. dollars)

Fair value of plan assets by hierarchy level	As of December 31, 2008
	Level 1	Level 2	Level 3	Total Fair Value

Mutual funds	$93,449,231	$—	$—	$93,449,231
Collective trust	—	42,772,292	—	42,772,292
Common stock	22,582,087	—	—	22,582,087
Participant loans	—	—	5,108,895	5,108,895

	$116,031,318	$42,772,292	$5,108,895	$163,912,505

Change in fair value of level 3 investments	2008
Beginning fair value	$5,026,089
Purchases, sales, issuances and settlements	82,806

Ending fair value	$5,108,895

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2008
Mutual Funds	$(56,038,874)
Agrium Inc. Common Stock	(18,279,380)
SEI Stable Asset GIC Fund	1,771,660

$(72,546,594)

6.	RISKS AND UNCERTAINTIES

The Plan invests in mutual funds and other investment securities. Investments in general are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

AGRIUM U.S.
RETAIL 401(K) SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2008
(U.S. dollars)

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Current Value
*	SEI Stable Asset GIC Fund	Guaranteed Interest Contract	$42,772,292
*	Agrium Inc. Common Stock	Common Stock	22,582,087
*	SEI Large Cap Growth Fund	Mutual Fund	16,482,485
*	SEI Market Growth Strategy Fund	Mutual Fund	15,134,607
*	SEI Core Fixed Income Fund	Mutual Fund	14,794,450
*	SEI S&P 500 Index Fund	Mutual Fund	9,444,104
*	SEI Aggressive Strategy Fund	Mutual Fund	8,227,684
*	SEI Mid Cap Fund	Mutual Fund	6,772,892
*	SEI Large Cap Value Fund	Mutual Fund	6,335,440
*	SEI Small Cap Value Fund	Mutual Fund	5,701,094
	Participant loans, interest rates from 4.25% to 10.50%, secured by a participant’s vested account	Participant Loans	5,108,895
*	SEI International Portfolio Fund	Mutual Fund	4,723,536
*	SEI Moderated Strategy Fund	Mutual Fund	2,331,437
*	SEI Small Cap Growth Fund	Mutual Fund	2,015,509
*	SEI Conservative Strategy Fund	Mutual Fund	1,485,993

	Total assets held at end of year		$163,912,505

*	Identified party-in-interest
Note:   Information on cost of the investments is excluded, as all investments are participant directed.
See accompanying report of independent registered public accounting firm.

SIGNATURE
THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Agrium U.S. Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 25, 2009	AGRIUM U.S. RETAIL 401(K) SAVINGS PLAN
	By:	AGRIUM U.S. INC.
/s/ Richard L. Gearheard
Richard L. Gearheard
President & Chief Executive Officer

EXHIBIT INDEX
Exhibit 23.1     Consent of Eide Bailly LLP
Exhibit 23.2     Consent of Gordon, Hughes & Banks, LLP